17752 Skypark Cir., Ste. 235
Irvine, CA 96214
Tel. 949.529-5700
sraskin@kr-llp.com
CA Bar No. 244960

SERAFINA RASKIN

EXPERIENCE

KASSINOVE & RASKIN LLP, Irvine, CA
Founding and Managing Partner
Founding and managing partner of a private woman-owned boutique law firm specializing in employment and business law. Responsible for recruiting, hiring, training, and mentoring staff attorneys. Widespread litigation experience with both jury and bench trials. Represent individual and corporate defendants before state and federal agencies and courts in wide-ranging matters, including disputes arising under the Americans with Disabilities Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act, The Fair Employment and Housing Act, wage and hour class actions, trade secret litigation and executive severance contracts, among other areas. Representative clients include The University of California at Irvine ("UCI") and UCI Medical Center, Sterling Pacific Meat Company, South Coast Brewing Company (d/b/a Steelhead Brewing Co.) and Renaissance Imaging Medical Associates, Inc.

ASSAYAG MAUSS, LLP, Costa Mesa, CA
Attorney
Represented clients ranging from Fortune 50 institutional clients to private companies and individuals in litigation in both federal and state courts. Assisted with trial preparation and worked closely with in-house counsel in the healthcare and financial sectors. Prepared pleadings, motions and memorandum on a wide variety of subjects, including, but not limited to, California's Unfair Competition Laws, wage and hour, lender liability and bankruptcy. Represented court-appointed receivers in both state court and bankruptcy litigation. Conducted bench trial in Los Angeles Superior Court resulting in verdict in favor of client. Responsible for managing an average of thirty to forty active cases at any given time.

BAILEY LAW GROUP, P.C. , Irvine, CA
Founding Attorney
Responsible for founding Orange County office. Strategized and coordinated all labor and employment litigation in both state and federal courts with a particular focus on the healthcare and hospitality industries. Represented both employers and employees in all aspects of litigation, including discovery and complex motion practice through case resolution. Substantive deposition experience, including defending and taking testimony from all parties. Advised employers in all employment compliance matters, including wage and hour, discrimination, harassment, termination, and reduction in hours and force. General litigation experience including complex class action and motion practice.

SEDGWICK LLP, Irvine, CA
Attorney
Researched and drafted memoranda in numerous areas of law, including products liability, employment discrimination and complex litigation matters. Drafted motions for summary judgment and discovery motions. Prepared discovery requests, including interrogatories and requests for production of documents. Communicated with opposing counsel and clients. Attended depositions, law and motion hearings, and arbitrations.

17752 Skypark Cir., Ste. 235
Irvine, CA 96214
Tel. 949.529-5700
sraskin@kr-llp.com
CA Bar No. 244960

THE HONORABLE ALICEMARIE H. STOTLER, U.S. DISTRICT COURT
Extern
Conducted legal research and prepare memoranda on a wide array of legal issues, including sexual harassment, retaliation, race and age discrimination claims under Title VII of Civil Rights Act of 1964. Drafted tentative minute orders on behalf of Judge Stotler in response to a variety of motions filed by parties. Observed courtroom procedure.

EAST BAY WORKERS' RIGHTS LEGAL CLINIC, Berkeley, CA
Clinic Counselor
Conducted interviews and synthesized information from indigent clients on wage and hour, sex, race and age discrimination claims. Researched legal options for assistance with employment and labor law issues. Consulted with staff attorneys regarding clients' legal issues and instructed clients about administrative and legal recourse.

EDUCATION

UNIVERSITY OF CALIFORNIA, HASTINGS COLLEGE OF THE LAW, Juris Doctor
Hastings Women's Law Journal, Co-Editor-In-Chief

UNIVERSITY OF CALIFORNIA, IRVINE, Bachelors of Arts
Honors in Political Science, *cum laude*
Thesis: *Microcredit in the New Millennium, A Case Study of the Grameen Bank of Bangladesh.*
Dean's Order of Merit • Honors List• Brian Blythe Excellence Award

ADDITONAL INFORMATION

- Rated AV Preeminent™ by Martindale-Hubbell®.
- Recognized as a Southern California "Rising Star" Super Lawyer in the employment and commercial law categories each year from 2009 to 2014, a distinction awarded to less than 2.5% of Southern California attorneys under the age of 40.
- Lecturer, Department of Political Science, University of California, Irvine, "Sex Equality Under the Law."
- Worker's Rights Clinic, Legal Aid Society of Orange County, Lecturer.
- "Sex-Based Discrimination in the American Workforce: Title VII and the Prohibition Against Gender Stereotyping," 17 *Hastings Women's Law Journal* 247 (2006).